UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTIUCAL CORPORATION)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                          Title of Class of Securities

                                    45256B101
-------------------------------------------------------------------------------
                                  CUSIP Number


                                 Larry A. Kimmel
                               Robert Fleming Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 28, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               4,704,219 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             754,115 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        4,704,219 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                         754,115 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,458,334 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.70%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               754,115 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,704,219 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                         754,115 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,704,219 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,458,334 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      16.70%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 4 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             5,458,334 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        5,458,334 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

       5,458,334 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.70%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 5 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,458,334 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             5,458,334  shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,458,334 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        5,458,334 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,458,334  shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      16.70%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 45256B101              SCHEDULE 13D/A               Page 6 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               833,300 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                         833,300 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,291,634 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      19.25%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 7 of 7 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

THE CHASE MANHATTAN CORPORATION*
* The Chase Manhattan Corporation disclaims any beneficial ownership of the shares of Impax Laboratories Inc. reported as beneficially owned by its wholly owned subsidiary, Robert Fleming Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC
--------------------------------------------------------------------------------
                                            SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

           This Amendment No. 4 to Schedule 13D filed on December 20, 2000, as amended by Amendment No. 1 thereto filed on July 15, 1999, Amendment No. 2 thereto filed on December 14, 1999, Amendment No. 3 filed on March 12, 2000, relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original Schedule 13D and Amendment No. 1 thereto, Amendment No. 2 thereto and Amendment No. 3 thereto remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 4. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D, as amended. The purpose of this Amendment No. 4 to the previously filed Schedule 13D is to report that the ownership of the "Reporting Persons" in the Common Stock has increased from 15.71% to 16.7% (and to 19.25% in certain instances).

The responses to Items 2, 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background.

           This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 hereto and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) The Chase Manhattan Corporation. ("Chase"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

Item 3. Source and Amount of Funds or Other Consideration.

           On November 20, 2000, the US Fund entered into the Stock Purchase Agreement ("US Fund Purchase Agreement"), dated as of November 20, 2000, between the Issuer and the US Fund (attached as Exhibit 2 hereto and incorporated herein by reference), to purchase, for a total purchase price of $4,309,002, 718,167 shares of Common Stock. The US Fund purchased such shares of Common Stock, which were acquired by the US Fund at the closing on November 28, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

           On November 20, 2000, the Offshore Fund entered into the Stock Purchase Agreement, dated as of November 20, 2000 ("Offshore Fund Purchase Agreement"), between the Issuer and the Offshore Fund (attached as Exhibit 3 hereto and incorporated herein by reference), to purchase, for a total purchase price of $691,002, 115,167 shares of Common Stock. The Offshore Fund purchased the shares of Common Stock, which were acquired by the Offshore Fund at the closing on November 28, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

           On November 20, 2000, RFI entered into the Stock Purchase Agreement, dated as of November 20, 2000 ("RFI Purchase Agreement"), between the Issuer and RFI (attached as Exhibit 4 hereto and incorporated herein by reference), to purchase, for a total purchase price of $4,999,800, 833,300 shares of Common Stock. RFI purchased the shares of Common Stock, which were acquired by RFI at the closing on November 28, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

d) The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5. Interest in Securities of the Issuer.

(a) On November 28, 2000, the US Fund purchased 718,167 shares of Common Stock (the "US Fund Common Stock"). Prior to November 28, 2000, the US Fund owned (x) 43,093 shares of Series 1-A Preferred Stock, which are convertible into 2,154,650 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 1-A Conversion Shares"), (y) 64,637 shares of Series 2 Convertible Preferred Stock (the "US Fund Series 2 Preferred Stock"), which are convertible into 1,292,740 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 2 Conversion Shares"), and (z) warrants to purchase up to 538,662 shares of Common Stock (the "US Fund Warrant Shares").

           On November 28, 2000, the Offshore Fund purchased 115,167 shares of Common Stock (the "Offshore Fund Common Stock"). Prior to November 28, 2000, the Offshore Fund owned (x) 6,907 shares of Series 1-A Preferred Stock, which are convertible into 345,350 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 1-A Conversion Shares"), (y) 10,363 shares of Series 2 Convertible Preferred Stock (the "Offshore Fund Series 2 Preferred Stock"), which are convertible into 207,260 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 2 Conversion Shares"), and (z) warrants to purchase up to 86,338 shares of Common Stock (the "Offshore Fund Warrant Shares").

           On November 28, 2000, Robert Fleming Inc. purchased 833,300 shares of Common Stock (the "RFI Common Stock").

           Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Common Stock, US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. In addition to the direct ownership of the RFI Common Stock, as investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Common Stock, US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. RFI is 100% owned by Chase. Thus, as the parent of RFI, Chase may be deemed to beneficially own the RFI Common Stock, the US Fund Common Stock, the US Fund Series 1-A Conversion Shares, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares.

           As of November 28, 2000, each of the Funds, Fleming Partners and Discovery may be deemed to have owned beneficially 16.7% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon
(i) 28,052,317 (25,635,648 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000 and 2,416,669 shares issued pursuant to the Stock Purchase Agreements), (ii) the US Fund Common Stock and the Offshore Fund Common Stock (833,334), (iii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock, (iv) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock and (v) the number of shares of Common Stock (625,000) issuable upon exercise of the Warrants.

           The percentage is calculated by dividing 5,458,334 (which is the sum of 833,334, 2,500,000, 1,500,000 and 625,000) by 32,677,317 (which is the sum of
2,500,000, 1,500,000, 625,000, 25,635,648 and 2,416,669).

           As of November 28, 2000, each of RFI and Chase may be deemed to have owned beneficially 19.25% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 28,052,317 (25,635,648 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000 and 2,416,669 shares issued pursuant to the Stock Purchase Agreements, (ii) the US Fund Common Stock and the Offshore Fund Common Stock (833,334), (iii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock, (iv) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock, (v) the number of shares of Common Stock (625,000) issuable upon exercise of the Warrants and (vi) the RFI Common Stock (833,300).

           The percentage is calculated by dividing 6,291,634 (which is the sum of 833,334, 2,500,000, 1,500,000, 625,000 and 833,300) by 32,677,317 (which is the sum of 2,500,000, 1,500,000, 625,000, 25,635,648 and 2,416,669).


(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, is incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

           The Funds and RFI acquired their respective shares of Common Stock pursuant to the Stock Purchase Agreements dated as of November 20, 2000, and executed by the Funds and the Issuer.

           Pursuant to the Registration Rights Agreement, dated as of November 28, 2000 (the "Registration Rights Agreement") (attached as Exhibit 5 hereto and incorporated herein by reference), the Issuer has agreed to file a shelf registration and has granted to the Funds and their permitted transferees certain registration rights with respect to the shares of Common Stock held by such stockholders.


Item 7. Material to be Filed as Exhibits.

        Exhibit 1 -  Joint Filing Agreement.

        Exhibit 2 -  Stock Purchase Agreement, dated as of November 20, 2000, between Impax Laboratories, Inc. and Fleming US Discovery Fund III, L.P.

        Exhibit 3 -  Stock Purchase Agreement, dated as of November 20, 2000, between Impax Laboratories, Inc. and Fleming US Discovery Offshore Fund III, L.P. (identical except as to Purchaser and incorporated by reference to
                     Exhibit 2 above).

        Exhibit 4 -  Stock Purchase Agreement, dated as of November 20, 2000, between Impax Laboratories, Inc. and Robert Fleming Inc.
                    (identical except as to Purchaser and incorporated by
                     reference to Exhibit 2 above).

        Exhibit 5 -  Registration Rights Agreement, dated as of November 28,
                     2000, among Impax Laboratories, Inc. and certain stockholders signatories thereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.* DECEMBER 20, 2000

                                    FLEMING US DISCOVERY FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                          By: Fleming US Discovery, LLC, its
                                                general partner

                                              By: /s/ Robert L. Burr
                                                  ------------------------------
                                                  Robert L. Burr, Member


                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                              By: Fleming US Discovery, LLC, its
                                                    general partner

                                                  By: /s/ Robert L. Burr
                                                      --------------------------
                                                      Robert L. Burr, Member


                                    FLEMING US DISCOVERY PARTNERS, L.P.
                                      By: Fleming US Discovery, LLC, its
                                            general partner

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Member


                                    FLEMING US DISCOVERY, LLC

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Member


                                    ROBERT FLEMING INC.

                                          By: /s/ Arthur A. Levy
                                              ----------------------------------
                                              Arthur A. Levy, Director


                                    THE CHASE MANHATTAN CORPORATION

                                          By: /s/ Susan S. Spagnola
                                              ----------------------------------
                                                Susan S. Spagnola
                                                 Assistant Corporate Secretary

Exhibit 1

                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A dated December 20, 2000 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Impax Laboratories, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this day of December 20, 2000.

                                    FLEMING US DISCOVERY FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                          By: Fleming US Discovery, LLC, its
                                                general partner

                                              By: /s/ Robert L. Burr
                                                  ------------------------------
                                                  Robert L. Burr, Member


                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                                      By: Fleming US Discovery Partners, L.P.,
                                            its general partner
                                              By: Fleming US Discovery, LLC, its
                                                    general partner

                                                  By: /s/ Robert L. Burr
                                                      --------------------------
                                                      Robert L. Burr, Member


                                    FLEMING US DISCOVERY PARTNERS, L.P.
                                      By: Fleming US Discovery, LLC, its
                                            general partner

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Member


                                    FLEMING US DISCOVERY, LLC

                                          By: /s/ Robert L. Burr
                                              ----------------------------------
                                              Robert L. Burr, Member


                                    ROBERT FLEMING INC.

                                          By: /s/ Arthur A. Levy
                                              ----------------------------------
                                              Arthur A. Levy, Director



                                    THE CHASE MANHATTAN CORPORATION

                                          By: /s/ Susan S. Spagnola
                                              ----------------------------------
                                             Susan S. Spagnola
                                             Assistant Corporate Secretary

                                   APPENDIX 1



 ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED
                 BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5


                                      PRINCIPAL BUSINESS AND OFFICE         PLACE OF
        REPORTING PERSON                       ADDRESS                    ORGANIZATION                PRINCIPAL BUSINESS
        ----------------                       -------                    ------------                ------------------
FLEMING US DISCOVERY FUND III, L.P.   320 Park Avenue, 11th Floor  Delaware limited partnership  to invest in securities with a view
("US FUND")                           New York, NY 10022                                         to long-term capital appreciation
FLEMING US DISCOVERY OFFSHORE FUND    c/o Bank of Bermuda, Ltd, 6  Bermuda limited partnership   to invest in securities with a view
III, L.P.                             Front St                                                   to long-term capital appreciation
("OFFSHORE FUND," WITH US FUNDS THE   Hamilton HM 11 Bermuda
"FUNDS")
FLEMING US DISCOVERY PARTNERS, L.P.   320 Park Avenue,             Delaware limited partnership   to act as the general partner of
("FLEMING PARTNERS")                  11th Floor                                                  the Funds
                                      New York, NY  10022
FLEMING US DISCOVERY, LLC             320 Park Avenue,             Delaware limited liability     to act as the sole general
                                      11th Floor                   company                        partner of Fleming Partners
                                      New York, NY 10022
ROBERT FLEMING INC.                   320 Park Avenue,             Delaware corporation           a registered investment adviser
                                      11th Floor                                                  and broker-dealer
                                      New York, NY 10022
THE CHASE MANHATTAN CORPORATION       270 Park Avenue,             Delaware corporation           a parent holding company
                                      New York, N.Y.  10017
OTHER
FLEMING US DISCOVERY INVESTMENT TRUST Fleming Investment Trust     United Kingdom Investment      an investment manager
                                      Management Limited           Trust
                                      10 Aldermanbury
                                      London EC2V 7RF
FLEMING US DISCOVERY                  Fleming Fund Management      A Societe Anonyme incorporated  an investment manager
FUND                                  (Luxembourg) S.a r.l         under the laws of the Grand
                                      European Bank & Business     Duchy of Luxembourg
                                      Center 6 route de Treves
                                      L-2633 Senningerberg
                                      Grand-Duchy of Luxembourg



                                                                      Appendix 2

                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
          Robert Fleming Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton


* Eytan M. Shapiro, Christopher M.V. Jones and Timothy R.V. Parton are United Kingdom citizens. Robert L. Burr is a United States citizen. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming Inc."

             EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING INC.


Name:                           William Robert Maas
Citizenship:                    United States
Business Address:               The Chase Manhattan Corporation
                                270 Park Avenue
                                New York, N.Y.  10017
Title:                          Director
Name:                           Arthur A. Levy
Citizenship:                    United States
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Chairman and Director
Name:                           Christopher M.V. Jones
Citizenship:                    United Kingdom
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director
Name:                           Larry A. Kimmel
Citizenship:                    United States
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          President and Director
Name:                           Jonathan K.L. Simon
Citizenship:                    United Kingdom
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Director
Name:                           Leonard Lubrano
Citizenship:                    United States
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY 10022
Title:                          Chief Financial Officer and
                                   Senior Vice President
Name:                           Charlie Bridge
Citizenship:                    United Kingdom
Business Address:               Robert Fleming Securities
                                10 Aldermanbury
                                London  EC2V 7RF
Title:                          Director
Name:                           Eduardo Canet
Citizenship:                    United States
Business Address:               Robert Fleming Inc.
                                320 Park Avenue
                                New York, NY  10022
Title:                          Director


* With the exception of William Maas and Charlie Bridge, the business address for each of the above persons is 320 Park Avenue, New York, N.Y. 10022.

                         THE CHASE MANHATTAN CORPORATION

                               EXECUTIVE OFFICERS

         William B. Harrison Jr., Chairman and Chief Executive Officer*
                        Geoffrey T. Boisi, Vice Chairman*
                        David A. Coulter, Vice Chairman*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director*

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Each of the persons named below is a citizen of the United States of America.




                                   DIRECTORS**

--------------------------------------------- -----------------------------------------------------------------
           Hans W. Becherer                                            Chairman of the Board
                                                                      Chief Executive Officer
                                                                          Deere & Company
                                                                       One John Deere Place
                                                                         Moline, IL 61265
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
         Frank A. Bennack, Jr.                                 President and Chief Executive Officer
                                                                      The Hearst Corporation
                                                                         959 Eighth Avenue
                                                                       New York, N.Y. 10019
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
          Susan V. Berresford                                                President
                                                                        The Ford Foundation
                                                                        320 E. 43rd Street
                                                                       New York, N.Y. 10017
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           M. Anthony Burns                              Chairman of the Board and Chief Executive Officer
                                                                        Ryder System, Inc.
                                                                       3600 N.W. 82nd Avenue
                                                                          Miami, FL 33196
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
          H. Laurence Fuller                                        The Primacy Business Center
                                                               1111 East Warrenville Road, Suite 257
                                                                       Naperville, IL 60563
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           Melvin R. Goodes                                    Retired Chairman of the Board and CEO
                                                                      Warner-Lambert Company
                                                                          201 Tabor Road
                                                                     Morris Plains, N.J. 07950
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------


         William H. Gray, III                                  President and Chief Executive Officer
                                                                       The College Fund/UNCF
                                                                 9860 Willow Oaks Corporate Drive
                                                                          P.O. Box 10444
                                                                      Fairfax, Virginia 22031
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
        William B. Harrison Jr.                                Chairman and Chief Executive Officer
                                                                  The Chase Manhattan Corporation
                                                                    270 Park Avenue, 8th Floor
                                                                     New York, N.Y. 10017-2070
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
            Harold S. Hook                                 Retired Chairman and Chief Executive Officer
                                                                   American General Corporation
                                                                        2929 Allen Parkway
                                                                         Houston, TX 77019
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           Helene L. Kaplan                                                 Of Counsel
                                                             Skadden, Arps, Slate, Meagher & Flom LLP
                                                                   919 Third Avenue - Room 29-72
                                                                       New York, N.Y. 10022
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           Henry B. Schacht                                         Director and Senior Advisor
                                                                  E.M. Warburg, Pincus & Co., LLC
                                                                 466 Lexington Avenue, 10th Floor
                                                                       New York, N.Y. 10017
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           Andrew C. Sigler                          Retired Chairman of the Board and Chief Executive Officer
                                                                Champion International Corporation
                                                                        One Champion Plaza
                                                                        Stamford, CT 06921
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
           John R. Stafford                               Chairman, President and Chief Executive Officer
                                                                American Home Products Corporation
                                                                        Five Giralda Farms
                                                                        Madison, N.J. 07940
--------------------------------------------- -----------------------------------------------------------------
--------------------------------------------- -----------------------------------------------------------------
         Marina v. N. Whitman                         Professor of Business Administration and Public Policy
                                                                    The University of Michigan
                                                                      School of Public Policy
                                                                 411 Lorch Hall, 611 Tappan Street
                                                                     Ann Arbor, MI 48109-1220
--------------------------------------------- -----------------------------------------------------------------

